SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the Securities Exchange Act of 1934
(AMENDMENT NO. 1)
Memory Pharmaceuticals Corp.
(Name of Subject Company)
Memory Pharmaceuticals Corp.
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
58606R403
(CUSIP Number of Class of Securities)
Vaughn M. Kailian
Chief Executive Officer
Memory Pharmaceuticals Corp.
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Ellen B. Corenswet, Esq.
J. D. Weinberg, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on December 3, 2008 (the “Schedule 14D-9”), by Memory Pharmaceuticals Corp., a Delaware corporation (“Memory”). The Schedule 14D-9 relates to the offer by 900 North Point Acquisition Corporation, a Delaware corporation and a direct wholly owned subsidiary of Hoffmann-La Roche Inc., a Delaware corporation (“Roche”), to purchase, at a price of $0.61 per share in cash, net to the seller in cash, without interest and less any required withholding taxes, all of the issued and outstanding shares of common stock of Memory, on the terms and subject to the conditions specified in the offer to purchase dated December 3, 2008, and related letter of transmittal, each filed as an exhibit to the Schedule TO filed by Roche with the Securities and Exchange Commission on December 3, 2008.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation
Item 4 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph under “The Background of the Offer”:
     On December 3, 2008, Memory received notification from the NASDAQ Listing Qualifications Panel (the “Panel”) that the Panel has determined to delist Memory’s Common Stock from The NASDAQ Capital Market. However, Memory was also notified on December 3, 2008 that the NASDAQ Listing and Hearing Review Council (the “Review Council”) has called for review of the Panel’s decision to delist Memory’s Common Stock and has determined to stay the Panel’s decision pending further action by the Review Council. As a result, Memory’s Common Stock will continue to trade on The NASDAQ Capital Market pending further consideration of this matter by the Review Council. In its notification, the Review Council requested that Memory submit any additional information that Memory wishes the Review Council to consider in its review by December 29, 2008.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Memory Pharmaceuticals Corp.
By:	/s/ Michael P. Smith
	Name:	Michael P. Smith
	Title:	Chief Financial Officer

Dated: December 4, 2008